UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Neose Technologies, Inc.
                            ------------------------
                                 Name of Issuer


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   640522 10 8
                                  ------------
                                  CUSIP Number




         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages


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                                  SCHEDULE 13G

-------------------------                             --------------------------
CUSIP No.  640522 10 8                                     Page 2 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      Lindsay A. Rosenwald, M.D.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |      (See Instructions)                                        (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |        United States of America
--------------------------------------------------------------------------------
                                   |  5  |  SOLE VOTING POWER
                                   |     |
                                   |     |  468,917
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  6  |  SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |  32,000(1)
            WITH                   |-----|--------------------------------------
                                   |  7  |  SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |  468,917
                                   |-----|--------------------------------------
                                   |  8  |  SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |  32,000(1)
--------------------------------------------------------------------------------
9   |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     500,917
--------------------------------------------------------------------------------
10  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    |   (See Instructions)
    |     /X/
--------------------------------------------------------------------------------
11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    |     6.1%
    |
--------------------------------------------------------------------------------
12  |    TYPE OF REPORTING PERSON (See Instructions)
    |      IN
    |
--------------------------------------------------------------------------------

                             FOOTNOTES TO COVER PAGE
                                 OF SCHEDULE 13G
                             -----------------------

                           LINDSAY A. ROSENWALD, M.D.


1. Excludes (i) 75,624 shares of Common Stock owned by Dr. Rosenwald's wife and (ii) 30,250 shares of Common Stock held by Dr. Rosenwald's wife as custodian for Dr. Rosenwald's children, as to which Dr. Rosenwald disclaims beneficial ownership.



                                Page 3 of 5 pages

                                  SCHEDULE 13G

Item  1.    (a) Name of Issuer: Neose Technologies, Inc., a Delaware corporation
                (the "Company")

            (b) Address of Issuer's Principal Executive Offices: 102 Witmer Road, Horsham, Pennsylvania 19044

Item  2.    (a)   Name of Person Filing: Lindsay A. Rosenwald, M.D.

            (b) Address of Principal Business Office or, if none, Residence: c/o Paramount Capital, Inc., 787 7th Avenue, New York, New York 10019

            (c)   Citizenship: United States of America

            (d) Title of Class of Securities: Common Stock, par value $.01 per share ("Common Stock")

            (e)   CUSIP Number: 640522 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

Item 4. Ownership. For information concerning the ownership of Common Stock of the Company by Dr. Rosenwald, see Items 5 through 9 and 11 of the cover page to this Schedule 13G and the footnote thereto.

Item  5.    Ownership of Five Percent or Less of a Class. N/A

Item  6.    Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item  8.    Identification and Classification of Members of the Group. N/A

Item  9.    Notice of Dissolution of Group. N/A

Item 10.    Certification. N/A


                                Page 4 of 5 pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1997
------------------------------
Date



/s/ Lindsay A. Rosenwald, M.D.
------------------------------
Signature



Lindsay A. Rosenwald, M.D.
------------------------------
Name


                                Page 5 of 5 pages


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